NEUBERGER BERMAN INCOME FUNDS

INVESTOR CLASS
PLAN PURSUANT TO RULE 12b-1
SCHEDULE A

The Investor Class of the following series of Neuberger Berman Income Funds are subject to this Plan Pursuant to Rule 12b-1, at the fee rates specified:

Series	Fee (as a Percentage of Average Daily Net Assets of Investor Class)
Neuberger Berman Core Bond Fund	0.25%

DATED: October 31, 2011